Aurizon Mines Ltd.

Management’s Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditors’ report.

David P. Hall

Ian S. Walton
Chairman, President and

Executive Vice-President
Chief Executive Officer

and Chief Financial Officer

Vancouver, B.C., Canada
March 10, 2009

Aurizon Mines Ltd.

Independent Auditors’ Report

To the Shareholders of Aurizon Mines Ltd. (the “Company”)

We have completed integrated audits of Aurizon Mines Ltd.’s 2008 and 2007 financial statements and of its internal control over financial reporting as at December 31, 2008.  Our opinions, based on our audits, are presented below.

Financial statements

We have audited the accompanying balance sheets of Aurizon Mines Ltd. as at December 31, 2008 and December 31, 2007, and the related statements of earnings and comprehensive income, deficit and cash flow for each of the years in the two year period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

Aurizon Mines Ltd.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Chartered Accountants

Vancouver, British Columbia

March 10, 2009

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in Note 3(a)(v) to the financial statements. Our report to the shareholders dated March 10, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, British Columbia

March 10, 2009

Aurizon Mines Ltd.

Balance Sheets
As at December 31,

(expressed in thousands of Canadian Dollars)	2008	Restated (Note 3) 2007
$		$
ASSETS CURRENT
Cash and cash equivalents (Note 16 (c))	34,337	24,837
Restricted cash (Notes 10(c) and 16 (d))	21,225	31,753
Accounts receivable and prepaid expenses	4,419	3,101
Refundable tax credits and mining duties (Note 4)	5,301	3,865
Derivative instrument assets (Note 9(a))	412	2,446
Inventories (Note 5)	10,145	8,448
75,809		74,450
Derivative instrument assets (Note 9(a))	1,420	3,417
Other assets (Note 6)	1,553	4,393
Property, plant & equipment (Note 7)	54,761	38,211
Mineral Properties (Note 8)	124,378	130,573
TOTAL ASSETS	257,951	251,044
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	15,067	11,575
Derivative instrument liabilities (Note 9(a))	13,727	4,852
Current portion of long-term debt (Note 10(a))	21,663	25,796
Current provincial mining taxes payable (Note 12(b))	1,302	-
	51,759	42,223
Derivative instrument liabilities (Note 9(a))	13,474	15,795
Long-term debt (Note 10(a))	9,430	44,924
Asset retirement obligations (Note 11)	20,905	2,598
Future income tax liabilities (Note 12(c))	17,442	12,141
TOTAL LIABILITIES	113,010	117,681
SHAREHOLDERS’ EQUITY
Share Capital (Note 13) Common shares issued – 148,068,248 (2007 – 146,730,948)	194,647	190,976
Contributed Surplus (Note 14)	872	837
Stock based compensation (Note 13(c))	9,013	6,062
Deficit	(59,591)	(64,512)
TOTAL SHAREHOLDERS’ EQUITY	144,941	133,363
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	257,951	251,044

The attached notes form an integral part of these financial statements

Approved on behalf of the Board,

Andre Falzon,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director

Aurizon Mines Ltd.

Statements of Earnings and Comprehensive income
For the years ended December 31,

(expressed in thousands of Canadian Dollars, except for share and per share amounts)	2008	Restated (Note 3) 2007
	$	$
Revenue
Mining operations	144,452	119,160

Expenses
Operating costs	68,605	57,839
Depreciation, depletion and accretion	35,582	29,754
Administrative and general costs	10,929	8,487
Exploration costs	11,426	5,242
Unrealized derivative losses (Note 9(a))	10,586	6,039
Interest on long-term debt	2,692	4,958
Foreign exchange loss (gain)	(1,059)	123
Capital taxes	397	849
Other income (Note 15)	(6,229)	(2,212)
	132,929	111,079
Earnings for the year before income taxes	11,523	8,081
Current provincial mining taxes	(1,302)	-
Future income tax expense relating to mining duties (Note 12(c))	(3,162)	-
Future income tax recovery (expense) (Note 12(a))	(2,138)	1,270
Net earnings and comprehensive income for the year	4,921	9,351
Earnings per share Basic and diluted	0.03	0.06
Weighted average number of common shares outstanding	147,708	146,502

Aurizon Mines Ltd.

Statements of Deficit

For the years ended December 31,

(expressed in thousands of Canadian Dollars)	2008	Restated (Note 3) 2007
	$	$
Deficit – Beginning of year as previously reported	(69,006)	(72,244)
Retrospective adoption of new accounting standard (Note 3(a)(v))	4,494	671
Adoption of new accounting standards (Note 2(k))	-	(2,290)
Deficit – as adjusted	(64,512)	(73,863)
Net earnings for the year	4,921	9,351
Deficit – end of year	(59,591)	(64,512)

The attached notes form an integral part of these financial statements.

Aurizon Mines Ltd.

Statements of Cash Flow
For the years ended December 31,

(expressed in thousands of Canadian Dollars)	2008	Restated (Note 3) 2007
	$	$

OPERATING ACTIVITIES
Net earnings for the year	4,921	9,351
Adjustment for non-cash items:
Depreciation, depletion and accretion	35,582	29,754
Refundable tax credits and mining duties	(2,003)	(1,938)
Inventory obsolescence reserve	93	-
Loss (gain) on sale of property, plant & equipment	(8)	41
Stock based compensation (Note 13(c))	4,003	3,529
Unrealized derivative losses (Note 9(a))	10,586	6,039
Future income tax expense (recovery)	5,301	(1,270)
	58,475	45,506
Decrease (increase) in non-cash working capital items (Note 16(a))	1,790	(784)
	60,265	44,722
INVESTING ACTIVITIES
Reclamation deposits	(158)	(95)
Property, plant & equipment	(7,500)	(6,960)
Mineral properties	(20,498)	(10,397)
Refundable tax credits	1,783	1,447
Refundable mining duties	2,174	2,463
Restricted cash proceeds (funding)	10,528	(12,397)
	(13,671)	(25,939)
FINANCING ACTIVITIES
Issuance of shares	2,653	814
Long-term debt	(39,747)	(4,226)
	(37,094)	(3,412)
INCREASE IN CASH AND CASH EQUIVALENTS	9,500	15,371
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	24,837	9,466
CASH AND CASH EQUIVALENTS – END OF YEAR	34,337	24,837

The attached notes form an integral part of these financial statements.

Supplemental cash flow information is disclosed in Note 16.

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2008 and 2007

1.

NATURE OF OPERATIONS

Aurizon is a Canadian based gold producer with operations and development activities in the Abitibi region of north-western Quebec.  Aurizon owns 100% of the Casa Berardi gold mine, one advanced stage project, the Joanna gold project, and one early stage exploration project, the Kipawa gold/uranium project.  The primary focus of the Company’s current activities is the mining and development of the Casa Berardi property in Quebec.  Mill commissioning and ramp-up of operations commenced in the fourth quarter of 2006.

The Company's performance is highly sensitive to the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affect gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists of jewelry and investment demand.  Gold can be readily sold on numerous markets throughout the world and its market value can be readily ascertained at any particular time.  As a result, the Company is not dependent upon any one customer for the sale of its product.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Measurement differences between Canadian and United States generally accepted accounting principles which would have a material effect on these consolidated financial statements are explained in note 18.

b)

Principles of Consolidation

The Company has no subsidiaries as at December 31, 2008.

c)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes.  Significant areas where management’s judgment is applied are in determining mineral reserves and resources, depreciation rates, asset impairments, contingent liabilities, future income tax valuation allowances, environmental and post-closure obligations and stock based compensation.  Actual results could differ from those estimates.

d)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are not subject to a significant risk of changes in value.  Cash and cash equivalents have been designated as held-for-trading as the fair value is reliably measurable, with changes in fair value being recorded directly in the statement of earnings.

e)

Restricted Cash

Restricted cash includes cash on hand, term deposits and short term investments with the original terms to maturity of less than six months, for which the use is restricted by the covenants or contractual obligations of a project debt facility, with the purpose of funding the operations and debt repayments on debt-financed projects.  Restricted cash investments are readily convertible to known amounts of cash and, in the opinion of management, are not subject to a significant risk of changes in value.  Restricted cash has been designated as held-for-trading as the fair value is reliably measurable, with changes in fair value being recorded directly in the statement of earnings.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)

Inventory

Inventory is comprised of mine supplies, in-process inventory and gold bullion.  Mine supplies are recorded at the lower of cost and replacement cost.  In-process inventory and gold bullion is recorded at the lower of average cost and net realizable value and consist of direct costs related to production such as mining, milling, and refining costs, as well as indirect costs, which include depreciation of capital assets and depletion of mining assets.  Inventory unit costs are calculated based on ounces of gold produced, resulting in an imputed cost per unit produced which is subsequently attributed to the cost of the ounces of gold sold.

g)

Mineral Properties

i)

Carrying Values of Mineral Properties

Producing mining properties are carried at cost, less accumulated depreciation, depletion, and write-downs. Depletion is provided over the estimated life of the asset using proven and probable mineral reserves net of mill recovery rates.

Carrying values of producing mining properties and the property, plant and equipment associated with those mining properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  When such conditions exist, estimated future net cash flows from the property are calculated using estimated future prices, reserves and resources, operating and capital costs on an undiscounted basis.  If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to its fair value based on the discounted estimated future net cash flows.

Carrying values of non-producing mining properties and the property, plant and equipment associated with those mineral properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  If the property is assessed to be impaired, it is written down to its estimated fair value.

Acquisition and development costs associated with a non-producing mining property where proven and probable reserves exist are capitalized until the property is producing, abandoned, impaired in value or placed for sale, provided the conditions set out in Note 2 (g)(ii) are met.  The costs are transferred to producing mining properties in the case of a property placed into production.

The recoverability of the amounts capitalized in respect of non-producing mining properties is dependent upon the existence of economically recoverable reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

ii)

Development Costs Relating to Mineral Properties

Drilling and related development costs incurred to define the shape of proven and probable reserves for production planning are included in operations if they are expected to be mined within the same period. Drilling and related development costs incurred to prepare areas that will be mined in future periods are capitalized and amortized over the life of the ore body.  Drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at production stage properties and development stage properties that have proven and probable reserves are capitalized provided that the following conditions have been met:

•

There is a probable future benefit arising from these costs that will contribute to future net cash inflows;

•

The Company can obtain the benefit and control access to it; and

•

The transaction or event giving rise to the benefit has already occurred.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following criteria are used by management in its assessment of determining whether there is sufficient evidence that the expenditure will result in a future economic benefit to the Company:

• Geology:

There is sufficient certainty that the geologic data together with other factors, such as a history of converting resources to reserves will support the likelihood of conversion of mineral resources to proven and probable reserves.

• Infrastructure:	The mineral deposit can be extracted and processed utilizing existing or planned infrastructure that is within proximate access to the deposit.
• Life of mine plans:

A life of mine plan, supporting geologic models, and historical costs provide inputs in the determination of additional drilling and development work required to expand or further define the mineral deposit.

• Authorizations:	Operating and environmental permits exist or there is reasonable assurance that they are obtainable.
• Stage of mine development:	A production stage property provides greater certainty that a future economic benefit is probable than a development stage property.

Management's estimates of gold prices, recoverable proven and probable mineral reserves, operating capital and reclamation costs are subject to risks and uncertainties affecting the assessment of the recoverability of the Company's investment in mineral properties and property, plant and equipment.  Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write-downs.

iii)

Exploration Properties

Acquisition costs of exploration properties are capitalized.  Exploration expenditures on exploration properties are charged to operations in the year in which they are incurred.  If studies performed on an exploration property demonstrate future economic benefits, the subsequent costs relating to further exploring or developing the property for eventual production are capitalized. Acquisition costs of abandoned properties are charged to earnings in the year in which the project is abandoned.

h)

Estimates of Proven and Probable Mineral Reserves

Management's calculation of proven and probable reserves is based upon engineering and geological estimates and financial estimates including gold prices and operating and development costs.  The Company depreciates some of its assets over proven and probable mineral reserves.  Changes in geological interpretations of the Company's ore bodies and changes in gold prices and operating costs may change the Company's estimate of proven and probable reserves.  It is possible that the Company's estimate of proven and probable reserves could change in the near term and that could result in revised charges for depreciation and depletion in future periods.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and write-downs and are depreciated over their estimated useful lives.  Depreciation of property, plant and equipment begins when assets are substantially put into service and is calculated as follows:

Asset category	Depreciation method
Mine site and tailings infrastructure	Unit of production
Machinery & Equipment	20% declining balance
Computers and software	50% declining balance
Buildings and leasehold improvements	10% declining balance

Capital leases are recorded as an asset and an obligation equal to the present value at the beginning of the lease term of the minimum lease payments over the lease term.  Amortization of these assets is recorded on a basis that is consistent with other property, plant and equipment.

j)

Revenue Recognition

The Company recognizes revenue from gold and silver bullion sales when the bullion has been shipped and title has passed to the purchaser pursuant to a purchase arrangement from which collectability is reasonably assured.

Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

k)

Financial Instruments

The Company’s cash, cash equivalents, and restricted cash have been classified as held for trading with the related gains and losses recorded directly in net earnings.  Accounts receivable, accounts payable and long-term debt are recorded at amortized cost.  Reclamation deposits are classified as available for sale with fair value changes recorded in other comprehensive income.  Transaction costs related to the acquisition of financial instruments are charged to earnings as incurred.  As a result of the adoption of Section 3855, unamortized deferred financing costs relating to long-term debt totalling $2.3 million were charged to deficit in 2007.

All derivatives recorded on the balance sheet are reflected at fair value.  Mark-to-market adjustments on these instruments are reflected in net earnings, because the Company does not follow hedge accounting.

The Company uses gold and currency derivative instruments to manage its exposure to the fluctuating price of gold and foreign exchange movements.  Such derivatives are marked-to-market at each reporting period and any gains or losses arising from the use of derivative instruments, both realized and unrealized, are charged to operations.

l)

Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions.  Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average exchange rates prevailing during the year.  The resulting gains and losses are included in the determination of earnings.

m)

Asset Retirement Obligations

The Company records the fair value of asset retirement obligations in the period in which they occur.  At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  In addition, the initial measurement of an asset retirement cost is added to the carrying amount of the related asset and depreciated over the estimated useful life of the asset.  The Company periodically reviews the calculation of the asset retirement obligations in consideration of changes within the mineral property as well as within applicable legislation relating to mine site restoration.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

n)

Government Assistance

The Company applies for financial assistance from the Government of Quebec with respect to certain exploration and development costs incurred in Quebec.  The assistance is accounted for using the cost reduction approach whereby the amounts received or receivable each year are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

Certain forms of government assistance received by the Company become reimbursable upon achieving certain operating and production parameters.  Accordingly, the fair value of the reimbursable obligation is recorded as a liability in the period these parameters were achieved, and at each reporting period the carrying value of the obligation is increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liability.

o)

Stock Based Compensation

The Company uses the fair value method of accounting for stock options granted to directors, officers and employees.  The primary estimates impacting fair value of stock options are the volatility of the share price and the expected life of the stock options. These estimates are based on historical information and accordingly cannot be relied upon to predict future behaviour. Accordingly, the fair value of all stock options granted is recorded as a charge to operations over the vesting period with a corresponding credit to stock based compensation.  Consideration received on exercise of stock options is credited to share capital and the value attributed to the exercised options is transferred to share capital.

p)

Income and Resource Taxes

Future income tax assets and liabilities are determined based on the difference between the tax bases of the Company’s assets and liabilities and the respective amounts reported in the financial statements.  The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

q)

Earnings per Share

Earnings per share are based on the weighted average number of common shares issued and outstanding during the year.  Diluted earnings per share are calculated using the treasury stock method.  Under this method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per common share assumes that the proceeds to be received on the exercise of dilutive stock options are used to repurchase common shares at the average market price during the period.

r)

Flow-through shares

The Company has financed a portion of its exploration activities through the issuance of flow through shares.  Under the terms of the flow through shares agreements, the tax attributes of the related exploration expenditures are renounced to subscribers.  To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.  The foregone tax benefit is recognized on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.

s)

Comparatives

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year (Note 3(a)(v)).

Aurizon Mines Ltd.

3.

ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

a)

The Company adopted the following new standards effective January 1, 2008:

(i)

Handbook Section 1535 “Capital Disclosures” specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance;

(ii)

Handbook Section 3862 “Financial Instrument Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation” replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  The new sections require entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks;

(iii)

Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess an entity’s ability to continue as a going concern. The section also requires disclosures regarding any material uncertainties related to events and conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and

(iv)

Handbook Section 3031, “General Inventories”, replaces Handbook Section 3030, establishing standards for the measurement and disclosure of inventories.

The Company also elected to early-adopt the following standard in accordance with the relevant transitional provisions:

(v)

Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and expenditures during the pre-operating period”. The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated.  This new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings.

The Standard is to be applied to annual and interim financial statements beginning on or after October 1, 2008, while earlier adoption was encouraged. The Company elected to early-adopt Section 3064, effective January 1, 2008. The Company’s Casa Berardi mine was in pre-production from the fourth quarter of 2006 until the second quarter of 2007, and accordingly, 2006 and 2007 results have been retrospectively restated.

Following the adoption of Section CICA 3064, net earnings for the year ended December 31, 2006 increased by $0.7 million, as reflected in the Statements of Deficit.

Aurizon Mines Ltd.

3.

ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (Continued)

The following tables outline the impact of the adoption of this accounting standard for the year ended December 31, 2007:

Effect on balance sheet:

December 31, 2007
($000)

Inventory	295
Property, plant & equipment	(831)
Mineral properties	5,970
Future income taxes	940
Decrease in deficit	4,494

Effect on statement of earnings:

Year ended December 31, 2007
($000)

Revenue	31,162
Operating costs	17,065
Depletion, depreciation and accretion	7,722
Interest on long-term debt	1,613
Future income taxes	940
27,340
Increase in net earnings	3,822

The effect on earnings per share for the year ended December 31, 2007 is an increase of $0.02 per share.

Effect on statement of cash flows:

Year ended December 31, 2007
($000)

Increase in operating activities	12,484
Decrease in investing activities	(12,484)
Financing activities	-
Change in cash flows	-

b)  International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is in the process of developing a plan for the adoption of IFRS and continues to assess the financial reporting impact of the transition to IFRS.

Aurizon Mines Ltd.

4.

REFUNDABLE TAX CREDITS AND MINING DUTIES

	2008	2007
	($000)	($000)

Quebec refundable mining duties	3,298	2,157
Quebec refundable tax credits	2,003	1,708
Total mining duties and refundable tax credits	5,301	3,865

a)   Quebec mining duties

As at December 31, 2008, the Company has accrued $3.3 million in respect of 2006 Quebec refundable mining duties.  The Company has also accrued $0.9 million (Note 6) for 2007 Quebec refundable mining duties expected to be recovered in 2010.  As at December 31, 2007, the Company had accrued $2.2 million in respect of 2005 Quebec refundable mining duties, which was received in 2008.

b)   Quebec refundable tax credits

As at December 31, 2008, the Company has accrued $2.0 million (2007 - $1.7 million) in respect of Quebec refundable tax credits arising from certain eligible exploration expenditures.  In addition, the Company has $12.9 million of non-refundable tax credits which may be applied against Quebec capital and income taxes (Note 12(d)).

c)   Subsequent event

In February 2009, an appeal filed with the Quebec government to recover denied 2004 exploration expenditure credits was accepted, resulting in a refund of $0.5 million plus accrued interest which will be recognized in 2009.

5.

INVENTORIES

	2008	2007 (restated)
	($000)	($000)

Supplies inventory	3,019	2,227
Gold bullion & in-process inventory	7,126	6,221
Total inventories	10,145	8,448

6.

OTHER ASSETS

	2008	2007
	($000)	($000)

Quebec Refundable mining duties (Note 4)	862	4,160
Reclamation deposits (Note 11)	391	233
Workers compensation premiums	300	-
Total other assets	1,553	4,393

Aurizon Mines Ltd.

6.

OTHER ASSETS (Continued)

Effective in 2008, the Company is participating in a retrospective workers compensation premiums program in which the annual workers compensation premiums are based on the Company’s overall safety records and history of incident claims.  The calculation of the premiums for a given year can be retrospectively adjusted based on the average rate of the following four years’ premiums, resulting in adjustments to current and prior year’s provisions for the eventual amounts payable.  Thus, this program allows the Company’s current premiums to decrease based on future improvements in its health and safety performance.  As at December 31, 2008, the Company estimates it will receive a refund of $0.3 million in 2013 relating to the premiums paid for the year ended on December 31, 2008.

7.

PROPERTY, PLANT AND EQUIPMENT

	2008			2007 (restated)
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
	($000)	($000)	($000)	($000)	($000)	($000)

Mine infrastructure	46,674	(9,156)	37,104	26,420	(4,413)	21,593
Machinery and equipment	23,739	(7,386)	16,353	18,951	(3,667)	15,284
Buildings and leasehold improvements	1,186	(814)	372	1,044	(785)	259
Office equipment and furniture	508	(355)	153	477	(322)	155
Computers and software	1,580	(801)	779	1,163	(243)	920
Total property plant & equipment	73,687	(18,512)	54,761	48,055	(9,430)	38,211

       Property, plant and equipment includes $0.1 million (2007 - $0.2 million) of assets under a capital lease (Note 10(d)).

8.

MINERAL PROPERTIES

	2008	2007 (restated)
	($000)	($000)
Producing mining property
Casa Berardi, Quebec
Cost	174,112	153,572
Accumulated depletion	(50,742)	(23,731)
	123,370	129,841
Exploration properties
Joanna, Quebec	933	657
Kipawa, Quebec	75	75
	1,008	732
	124,378	130,573

Aurizon Mines Ltd.

8.

MINERAL PROPERTIES (Continued)

a)

Casa Berardi Property

The Company holds a 100% interest in the Casa Berardi property near La Sarre, Quebec.

On August 30, 2007, the Company entered into a joint venture option agreement (the “Option Agreement”) with Lake Shore Gold Corp. (“Lake Shore”) whereby Lake Shore can earn a 50% interest in certain claims surrounding the Casa Berardi Mine (the “Casa Berardi Exploration Property”).  Under the terms of the Option Agreement, Lake Shore can earn an undivided 50% interest in the Casa Berardi Exploration Property by incurring exploration expenditures of $5 million over a five-year period, including a firm commitment of $0.6 million in the first year.  The commitment for the first year has been fulfilled.  Lake Shore will be the operator of the Casa Berardi Exploration Property during the earn-in period.  If an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore would each have a 50% interest.  Aurizon shall then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study, at which time Aurizon will become the operator.  Any ore produced from the Casa Berardi Exploration Property would be processed at Aurizon’s 100% owned Casa Berardi milling facility.

During 2008, $5.9 million (2007- $3.0 million) of costs related to converting mineral resources to reserves were capitalized. As at December 31, 2008, $28.2 million of these costs have been capitalized to Casa Berardi mineral property costs.

b)

Beaufor Mine and Perron Property

The Company retains a gold-indexed royalty on future gold production from the Beaufor mine and Perron property.  On the first 220,000 ounces of gold production from the Beaufor mine, the Company received royalties of $5 per ounce on 50% of the production when the prevailing gold price was greater than US$280 per ounce, and $12.50 per ounce when gold prices were above US$300.  On production in excess of 220,000 ounces, the Company is entitled to receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  As at December 31, 2008, the Beaufor mine had produced 285,222 ounces of gold pursuant to the royalty agreement.  During 2008, the Company received royalties totalling $0.5 million in respect of the Beaufor mine (2007 - $0.4 million).

The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  There has been no commercial production from the Perron property to date.

c)

Joanna Property, Quebec

Pursuant to a letter of intent dated June 29, 2006, the Company has an option to earn a 100% interest in the Joanna Property, subject to a 2% net smelter royalty, by incurring exploration expenditures of $3.5 million over three years, payments of $0.5 million in cash or shares and the issuance of 50,000 shares of the Company.  On October 13, 2006, 50,000 shares were issued at a fair value of $0.15 million pursuant to the option agreement.  As at December 31, 2008, a total of $0.4 million has been paid as per the requirements of the option agreement, consisting of $0.35 million in cash and 12,500 shares at a fair value of $45 thousand. The final $0.1 million payment is scheduled for the third anniversary date of the option agreement.  The exploration expenditures requirement of $3.5 million by the third anniversary of the date of the letter of intent has been fully incurred as at December 31, 2008.  An advance royalty of $0.5 million is payable upon completion of a feasibility study on the property.

Pursuant to a letter of intent dated January 30, 2007, the Company has an option to earn a 100% interest in twenty claims contiguous to the Joanna Property, subject to a 2% net smelter royalty, by incurring exploration expenditures of $0.35 million over three years, and payments of $0.1 million in cash.  To December 31, 2008, the Company has incurred $0.4 million in exploration expenditures and made a cash payment of $50 thousand.  The final $50 thousand cash payment is due on or before December 31, 2009.

Aurizon Mines Ltd.

8.

MINERAL PROPERTIES (Continued)

In September 2007, Aurizon signed a letter of intent with Vantex Resources Limited (“Vantex”) to acquire a 75% interest in the Joanna-Heva property consisting of two mineral claims located within the existing boundary of the Joanna property, subject to an underlying 1.0% net smelter royalty interest.  Stellar Pacific Ventures Inc. owns the remaining 25% interest in the property, which is also subject to an underlying 1.0% net smelter royalty.  In order to earn the 75% interest in the Joanna-Heva property, the Company must make cash payments of $0.6 million over a twelve month period and Vantex will retain a 1.5% net smelter royalty.  Aurizon has an option to buy back 50% of the Vantex royalty at any time at a cost of $0.5 million.  Vantex will be entitled to advance royalties at certain milestones including feasibility and commercial production.   As at December 31, 2008, the Company has made cash payments of $0.3 million toward the fulfillment of this agreement.  In January of 2009, the Company made the final payment of $0.6 million as prescribed by the option agreement.

In September 2008, the Company entered into a letter agreement with Alexandria Minerals Corporation ("Alexandria") whereby Alexandria has granted the Company an option to earn an undivided 100% interest in nineteen mineral claims, subject to an existing 2% net smelter return and a 2% gross overriding receipts royalty on any diamonds extracted from the claims (the "Alexandria Claims"). One half of the net smelter return royalty (i.e. 1%), may be purchased at any time for total cash payments of $2.0 million.   The option requires Aurizon to: make a cash payment of $0.2 million and issue shares of Aurizon having an aggregate market value of $0.2 million within thirty days of a definitive agreement (Note 13(d)); incur exploration expenditures of $0.7 million over a 24 month period; and make a final payment of Aurizon shares having an aggregate market value of $1.6 million, by the 2nd anniversary of the signed formal agreement.  A definitive formal agreement was signed on December 18, 2008, and in January 2009 the Company made the required payment of $0.2 million and issued $0.2 million in shares to Alexandria.

d)

Kipawa Property, Quebec

The Company has acquired mineral claims in Quebec by staking at a cost of $0.1 million.

9.

COMMITMENTS

a)

Derivatives positions

A condition of closing the $75 million project debt facility on February 23, 2006 was the requirement to implement gold price protection and foreign currency programs (Note 10).  In 2008, the Company entered into additional foreign currency contracts to purchase Canadian dollars between January 2009 and August 2009 at an average exchange rate of 1.11.

The Company’s derivative positions at December 31, 2008 were as follows:

	2009	2010	Total
Gold
$500 USD put options purchased - ounces	84,842	65,814	150,656

Call options sold - ounces	84,842	65,814	150,656
Average call price per ounce	US$882	US$908	US$893

Canadian – U.S. dollars
Forward sales contracts – in thousands of CAD	$39,825	$18,600	$58,425
Average exchange rate CAD/USD	1.11	1.11	1.11

Aurizon Mines Ltd.

9.

COMMITMENTS (Continued)

As at December 31, 2008, the net unrealized mark-to-market loss of the gold derivative positions totalled $19.8 million, and the currency derivative positions had net unrealized mark-to-market loss of $5.6 million, for a total unrealized derivative loss of $25.4 million.  The current and non-current portions of these net losses as at December 31, 2008, are reflected in the balance sheet as follows:

	ASSETS		LIABILITIES
	Current Gains	Non-Current Gains	Current Losses	Non-Current Losses	Total Gains (Losses)
	($000)	($000)	($000)	($000)	($000)

Gold put options	412	1,420	-	-	1,832
Gold call options	-	-	(9,758)	(11,862)	(21,620)
Currency contracts	-	-	(3,969)	(1,612)	(5,581)
Totals - as at December 31, 2008	412	1,420	(13,727)	(13,474)	(25,369)

The $10.6 million increase in the total unrealized derivative loss of $25.4 million as at December 31, 2008 compared to the $14.8 million loss at the end of 2007 has been charged to operations.  There are no margin requirements with respect to these derivative positions.

b)

Employee Incentive Plan

The Company has an employee incentive plan for the discovery and acquisition of mineral deposits.  Under the terms of the plan, once a mineral deposit has achieved commercial production, a bonus of 0.2% of the net smelter revenues, less any advance royalty payments, is paid to those participating in the plan.  As at December 31, 2008, the cumulative incentives paid or payable totalled $0.5 million (2007 - $0.2 million).

c)    Contractual obligations

The Company’s significant contractual obligations are as follows:

(all figures undiscounted)	Total	Due in less than 1 Year	Due 1 -3 Years	Due in more than 3 Years
	($000)	($000)	($000)	($000)
Long-term debt	29,250	21,000	8,250	-
Interest on long-term debt	870	779	91	-
Capital leases	142	77	65	-
Reimbursable government assistance	1,973	600	1,373	-
Environmental and reclamation	30,509	221	284	30,004
Mineral properties commitments	3,150	850	2,300	-
Hydro Quebec – distribution line	983	328	655	-
Head Office Lease	221	110	111	-
	67,098	23,965	13,129	30,004

Aurizon Mines Ltd.

10.

LONG-TERM DEBT

a)    Long-term debt

	2008	2007
	($000)	($000)
Project loan facility	29,161	68,837
Capital lease obligation	142	213
Reimbursable government assistance	1,790	1,670
	31,093	70,720
Less current portions:
Project loan facility	(21,000)	(25,725)
Capital lease obligation	(77)	(71)
Reimbursable government assistance	(586)	-
	(21,663)	(25,796)
Long-term debt	9,430	44,924

b) Project loan facility

On February 23, 2006, the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi.  All of the Casa Berardi project assets are pledged as collateral for the senior debt.  Initially, the loan facility had a 4.5 year term with the first principal repayment date on September 30, 2007 and the final principal repayment due on September 30, 2010.  Following an amendment to the credit agreement in February 2008 (described below), the loan term was reduced to 4 years with the final principal repayment date on March 31, 2010.  The Company may borrow in the form of a bankers’ acceptance loan or a prime rate based loan.  The prime loan interest rate is prime plus 0.875%, and the bankers’ acceptance loan rate is the prevailing CDOR rate plus 1.875%.  The loan may be repaid at any time without penalty.

The project loan facility has the following financial covenants:

i)

Debt Service Coverage Ratio:  This represents the ratio of Casa Berardi mine site cash flow to the principal and interest costs for the twelve months preceding a principal payment date.  The Company shall, as of each principal payment date, maintain the debt service coverage ratio at greater than or equal to 1.10:1.00.

ii)

Current Ratio:  The Company is required to, at all times after meeting certain operational benchmarks, maintain the current ratio, excluding any derivative instruments assets and liabilities, at greater than 1.50:1.00.

iii)

Tangible Net Worth:  The Company shall, at all time, maintain a tangible net worth at an amount at least equal to $90 million.

The Company is not in default with respect to any of the covenants above.

The credit agreement relating to the Casa Berardi project debt facility was amended on February 27, 2008, allowing the modification of certain operating performance benchmarks that must be achieved at Casa Berardi; extending the date of achieving these parameters from January 31, 2008 to September 30, 2008; and providing that the Company make a $15 million prepayment on the outstanding debt on March 31, 2008.   This prepayment was in addition to the scheduled payment of $12.9 million due on March 31, 2008.  The parameters were achieved in the second quarter of 2008, and thereby triggering a decrease in the interest rates from prime plus 1.25% to prime plus 0.875% on the prime rate loans, and from CDOR plus 2.25% to CDOR plus 1.875% on the bankers’ acceptance loans.

Aurizon Mines Ltd.

10.

LONG-TERM DEBT (Continued)

The following shows the principal repayments on the outstanding project debt.  Payments due within one year have been reflected as a current portion of the outstanding debt (see note 10(a)):

Date	Principal Repayment
($000)
March 31, 2009	8,250
September 30, 2009	12,750
March 31, 2010	8,250
Total	29,250
Less: Current portion	(21,000)
Long term portion of project loan facility	8,250

c)

Restricted cash

As at December 31, 2008, in accordance with the terms of the $75 million project loan facility, $21.2 million (December 31, 2007 - $31.8 million) was held in restricted accounts to be used to fund Casa Berardi project costs and service the project debt.  The debt facility allowed for the Company to gain access to the restricted cash once it was able to show consistent, sustained production levels by achieving certain operational targets agreed upon with the lenders.  Prior to achieving these targets, the restricted funds could only be used to sustain Casa Berardi mining operations and make debt repayments.  During the year, the Company achieved these targets, thereby enabling the Company to withdraw funds from the restricted accounts after every scheduled principal repayment, whilst maintaining a balance equal to at least the estimated amount of principal and interest due on the next repayment date.

d)

Government assistance

The Company has previously received government assistance totalling $2.0 million that became repayable when production consistently achieved planned levels at Casa Berardi.  As at December 31, 2008, repayment of 30% of the assistance is due within the next 12 months, an additional 30% within the next 24 months, and the remaining 40% within the next 36 months.  In 2008, the fair value of the government assistance totalling $1.8 million has been recorded as a liability (Note 10(a)) and the carrying value of the mineral property has been increased by the same amount.  The effective interest rate used to calculate the fair value of this obligation is 7.25%.

No direct government assistance has been received for Casa Berardi in the past eight years.

e)

Capital Lease

The Company is obligated to pay $0.1 million under various capital leases for equipment, of which $77 thousand is due in 2009.  The leases, which initially had terms of 48 months, provide that the Company may purchase the leased equipment for a nominal amount at the end of the lease term.  Interest charges of $14 thousand (2007 - $19 thousand) relating to capital leases have been charged to earnings.

Aurizon Mines Ltd.

10.

LONG-TERM DEBT (Continued)

The following outlines the estimated future minimum lease payments under the leases:

Year	($000)
2009	$77
2010	$65
Total	$142

11.

ASSET RETIREMENT OBLIGATIONS

	2008	2007
	($000)	($000)
Asset retirement obligations – beginning of year	2,598	2,247
Obligations incurred during the year	18,123	188
Accretion expense	184	163
Asset retirement obligations – end of year	20,905	2,598

	Total Undiscounted Asset Retirement Obligation	Credit-adjusted risk-free rates	Estimated Timing of payment
	($000)
Casa Berardi, Quebec:
Initial obligation estimate	2,726	8.0%	2014
Changes in cash flow estimates	27,783	4.4%	2020
	30,509	4.7%	2020

As at December 31, 2008, $0.4 million (2007 - $0.2 million) of reclamation deposits (Note 6) had been invested in restricted deposits for future site reclamation obligations at Casa Berardi.  Asset retirement obligations at December 31, 2008 increased as a result of soil characterization studies conducted in 2008 and new environmental guidelines set out by the provincial and federal authorities.  The new soil characterization studies at Casa Berardi indicate arsenic levels in the tailings pond exceed the new maximum acceptable levels set by government authorities.  The new restoration cost estimate reflects the Company’s commitment to restore the mine site to a state that complies or exceeds all government standards.

Aurizon Mines Ltd.

12.

INCOME TAXES

a)

The provision for income and mining taxes is different from the amount that would have resulted from applying the combined Federal and Provincial income tax rates as a result of the following:

	2008	2007 (restated)
	($000)	($000)
Earnings before income taxes	11,523	8,081
Combined Federal and Provincial rates	30.90%	32.02%
Income taxes at combined Federal and Provincial rates	3,561	2,588
Increase (decrease) resulting from:
Change in valuation allowance	(1,911)	(3,433)
Benefit related to non-taxable Quebec mining duties refund	-	(276)
Effect of change in enacted Federal tax rates	(765)	(1,304)
Non-deductible costs	1,253	1,155
Future income tax expense (recovery)	2,138	(1,270)

As a result of the renunciation of tax benefits relating to flow through shares in 2007, tax benefits not previously recognized have been offset against the future tax liabilities arising on flow through share renunciation.  This resulted in tax recoveries being recorded in 2007 of $3.5 million with a corresponding reduction in shareholders’ equity.  The recoveries in 2007 of $3.5 million, reduced by the net federal future income tax liabilities of $2.2 million, result in a net future income tax recovery of $1.3 million in 2007.

b)

Current provincial mining taxes payable

As at December 31, 2008, current mining taxes payable total $1.3 million (2007 – nil).  Quebec mining duties taxes are payable at a tax rate of 12% of Quebec mining income.  The Company has approximately $10.6 million of accumulated costs available for deduction against income for mining duties tax purposes in future years.

c)

Future income tax liabilities

	2008	2007 (restated)
	($000)	($000)
Federal future income tax liabilities	4,387	2,248
Quebec mining duties future income tax liabilities	13,055	9,893
Future income tax liabilities	17,442	12,141

Aurizon Mines Ltd.

12.

INCOME TAXES (Continued)

d)

Temporary differences giving rise to future income tax assets and liabilities

	2008	2007 (restated)
	($000)	($000)
Future income tax assets
Property, plant & equipment	-	1,311
Unrealized derivative losses	8,269	5,554
Asset retirement obligations	5,624	699
Other	241	421
Non-capital losses	-	613
	14,134	8,598
Less: valuation allowance	(1,899)	(3,734)
	12,235	4,864

Future income tax liabilities
Unrealized derivative gains	556	1,577
Mineral properties	13,870	5,075
Property, plant & equipment	1,657	-
Other	539	460
	16,622	7,112
Net federal future income tax liabilities	4,387	2,248

The Company has approximately $104 million of accumulated federal exploration and development costs and capital costs available for deduction against income for tax purposes in future years, which may be carried forward indefinitely.  Similar Quebec accumulated costs total $150 million.

In addition, the Company has Quebec non-refundable tax credits of $12.9 million which may be carried forward from 2013 to 2018, before expiring and $6.0 million of federal non-refundable tax credits which may be carried forward from 2023 to 2028.  No benefit has been recognized in respect of these amounts.

13.

SHARE CAPITAL

a)

Authorized

Unlimited number of Common Shares without par value.

Unlimited number of Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

Aurizon Mines Ltd.

13.

SHARE CAPITAL (continued)

b)

Issued and fully paid

Common Shares	Shares	Amount
	(000’s)	($000)
December 31, 2006	146,313	193,330
Future income tax effect of flow through shares	-	(3,518)
Mineral property payments	5	18
Exercise of stock options	413	1,146
December 31, 2007	146,731	190,976
Exercise of stock options	1,337	2,654
Fair value of stock options exercised	-	1,017
December 31, 2008	148,068	194,647

c)

Incentive Stock Options

The Company maintains an incentive stock option plan (“the Plan”) covering directors and certain key employees.  The exercise price of the options is based upon the trading price of the common shares at the date of grant.  Certain of the options vest immediately and are exercisable at the date of grant and others vest over a three year period, of which 25% vest immediately.  The maximum number of options available under the Plan may not exceed 10.4 million shares.

The status of stock options granted to employees and directors as at December 31, 2008 and 2007 and the changes during the years ended on those dates is presented below:

	2008		2007
	Number of Options	Weighted-average exercise price	Number of Options	Weighted-average exercise price
	(000’s)		(000’s)

Outstanding at beginning of year	6,605	$3.09	3,364	$2.02
Granted	3,305	$3.75	3,761	$3.94
Exercised	(1,337)	$1.98	(413)	$1.97
Expired or forfeited	(55)	$4.25	(107)	$3.74
Outstanding at end of year	8,518	$3.51	6,605	$3.09
Vested and exercisable at the end of the year	5,534	$3.35	4,665	$2.74

Aurizon Mines Ltd.

13.

SHARE CAPITAL (continued)

A summary of information about the incentive stock options outstanding at December 31, 2008 is as follows:

Exercise prices	Number outstanding (000’s)	Weighted-average remaining contractual life	Weighted-average exercise price
$1.37 - $1.99	395	1.9 years	$1.37
$2.00 - $2.99	3,287	3.9 years	$2.73
$3.00 - $3.99	1,684	3.6 years	$3.78
$4.00 - $4.99	1,932	3.3 years	$4.11
$5.00 - $5.02	1,220	4.3 years	$5.02
	8,518	3.7 years	$3.51

In May 2008, incentive stock options were granted to officers, directors and employees to purchase up to 1.24 million shares at an exercise price of $5.02 per share.  The fair value of the options granted was estimated as $1.98 per share option on the date of grant based on the Black-Scholes option-pricing model.  The total stock based compensation cost associated with this grant was $2.5 million, of which $1.2 million was expensed immediately based on the options that vested upon the grant.  The remaining cost of $1.3 million shall be charged to earnings over the vesting period with a corresponding credit to Stock Based Compensation.

In August 2008, incentive stock options were granted to employees to purchase up to 65,000 shares at an exercise price of $4.29 per share.  The fair value of the options granted was estimated as $1.66 per share option on the date of grant based on the Black-Scholes option-pricing model.  The total stock based compensation cost associated with this grant was $0.1 million, of which $27 thousand was expensed immediately based on the options that vested upon the grant.  The remaining cost of $81 thousand shall be charged to earnings over the vesting period with a corresponding credit to Stock Based Compensation.

In December 2008, incentive stock options were granted to officers, directors and employees to purchase up to 2.0 million shares at an exercise price of $2.95 per share.  The fair value of the options granted was estimated as $1.36 per share option on the date of grant based on the Black-Scholes option-pricing model.  The total stock based compensation cost associated with this grant was $2.7 million, of which $1.3 million was expensed immediately based on the options that vested upon the grant.  The remaining cost of $1.4 million shall be charged to earnings over the vesting period with a corresponding credit to Stock Based Compensation.

The current year aggregate stock based compensation charges relating to options vested immediately on the grant dates as detailed above totals $2.5 million (2007 - $2.9 million).  Additional stock based compensation charges totalling $1.5 million (2007 - $0.6 million) relating to the vesting period accruals for all unexpired option grants have been charged to operations.  Reversals of stock based compensation expenses relating to forfeited options totalled $10 thousand.  Thus, the total stock based compensation charge for the current year is $4.0 million (2007 - $3.5 million).

The fair value of each option is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2008	2007
Expected volatility	51%	47%
Risk-free interest rate	2.57%	4.10%
Expected lives	4.2 Years	4.4 Years
Dividend yield	Nil	Nil

Aurizon Mines Ltd.

13.

SHARE CAPITAL (continued)

The stock based compensation costs and changes in stock based compensation equity for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
	($000)	($000)
Stock based compensation costs	4,003	3,674
Allocated as follows:
Charged to operations	4,003	3,529
Capitalized to mineral properties	-	145
Stock based compensation – Equity section
Beginning of year	6,062	2,822
Stock based compensation expense	4,003	3,674
Exercise of stock options	(1,017)	(332)
Forfeited stock options	(35)	(102)
End of year	9,013	6,062

As at December 31, 2008, there are 1.9 million stock options available for granting (2007 – 3.7 million) as per the provisions in the Company’s stock option plan.

14.

CONTRIBUTED SURPLUS

	2008	2007
	($000)	($000)
Contributed surplus – beginning of year	837	743
Forfeited stock options	35	94
Contributed surplus – end of year	872	837

Aurizon Mines Ltd.

15.

OTHER INCOME (EXPENSE)

	2008	2007
	($000)	($000)
Royalty income (Note 8(b))	516	393
Recovery of takeover defense costs	4,000	-
Gain (loss) on disposal of property, plant & equipment	8	(41)
Interest income	1,705	1,860
Other income	6,229	2,212

16.

CASH FLOW INFORMATION

a)

Analysis of change in non-cash working capital items

	2008	2007
	($000)	($000)
Accounts receivable and prepaid expenses	(1,318)	(133)
Gold inventory	(288)	(512)
Supplies inventory	(885)	(241)
Non-refundable taxes	2,091	(453)
Current provincial mining taxes payable	(1,302)	-
Accounts payable and accrued liabilities	3,492	555
Decrease (increase) in non-cash working capital	1,790	(784)

b)

Other information

	2008	2007
	($000)	($000)
Interest paid	2,692	4,958
Non-cash items:
Fair value of shares issued for mineral properties	-	18

c)

Cash and cash equivalents

	2008	2007
	($000)	($000)
Cash	9,478	21,784
Short-term investments *	24,859	3,053
Cash and cash equivalents	34,337	24,837

* Bankers’ acceptances with maturities at the date of acquisition of less than three months, bearing interest at rates between 1.2% and 2.5% (bearing 4.4% in 2007).

Aurizon Mines Ltd.

16.

CASH FLOW INFORMATION (Continued)

d)

Restricted cash

	2008	2007
	($000)	($000)
Cash	9,936	3
Short-term investments *	11,289	31,750
Restricted cash	21,225	31,753

* Bankers’ acceptances and bearer deposit notes with maturities at the date of acquisition of less than six months, bearing interest at rates varying from 1.53% to 3.51% (4.55% to 4.9% in 2007).

17.

FINANCIAL INSTRUMENTS

a)

Fair value and categories of financial instruments

On adoption of the new Financial Instruments standards described in Note 2 (k), the Company’s financial assets, financial liabilities, and derivatives have been categorized as follows:

Financial Assets and Liabilities	Category	Basis for classification
Cash and cash equivalents, restricted cash, derivative instruments	Held for trading	Measured at fair value at each balance sheet date with changes in value in net earnings in the period in which the changes occur.
Reclamation deposits	Available for sale	Measured at fair value at each balance sheet date with changes in fair value carried to other comprehensive income in the period in which the changes occur.
Accounts receivable	Loans and receivables

Recorded at cost, or amortized cost in the case of interest bearing instruments.  Initially, the cost of the instrument is its fair value, adjusted as appropriate for transaction costs.  The entity accrues interest income/expense over the life of the instrument.

Accounts payable and accrued liabilities Long-term debt	Other financial liabilities

The carrying values of accounts receivable and accounts payable approximate fair value due to the short periods until settlement.  The carrying value of long-term debt is estimated to approximate fair value due to the floating interest rate nature of the instrument.

b)    Management of capital risk

The Company’s capital management objectives are to safeguard its ability to continue as a going concern in order to pursue the operation of its producing property as well as the development of its other mineral properties.  Management of capital risk consists of optimizing the debt and equity balances to maximize returns for stakeholders.

The capital structure of the Company consists of debt (Note 10), and equity components consisting of capital stock and contributed surplus.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, utilize its current available project debt facility, or enter into new debt arrangements.

Aurizon Mines Ltd.

17.

FINANCIAL INSTRUMENTS (Continued)

c)   Interest rate risk

The Company’s cash, cash equivalents and restricted cash bear interest at fixed rates and have maturities as described in Notes 15(c) and 15(d).  The risk of investing cash equivalents into fixed interest rate investments is mitigated by the short terms in which the investments mature.  This way, the Company can adapt its investment strategy in the event of any large fluctuations in the prevailing market rates.  Long-term debt bears interest at a variable rate and matures as described in Note 10(b), and as such the Company does not bear any interest rate risk other than market risk.  The weighted average interest rate paid by the Company during the year on its outstanding debt was 5.88%.

Based on the balance of outstanding project debt and the Company’s borrowing rate as at December 31, 2008, an interest rate fluctuation of 100 basis points, or 1%, will cause a $0.2 million dollar fluctuation in the Company’s interest expense over the next twelve months.

Based on the interest rates in effect on all cash, cash equivalents, and restricted cash balances as at December 31, 2008, a decrease in interest rates of 100 basis points, or 1%, would cause a decrease in cash flows totalling $0.4 million over the next twelve months.  An increase in interest rates of 100 basis points, or 1%, would cause an increase in cash flows totalling $0.6 million over the next twelve months.  The difference between the fluctuation downward and upward is due to the fact that certain cash balances held by the Company earned interest at a rate of less than 1% as at December 31, 2008.

d)  Credit risk

Credit risk is the risk that a third party might fail to fulfil its performance obligations under the terms of a financial instrument.

The Company mitigates credit risk by investing its cash, cash equivalents and restricted cash with Schedule I and Schedule II banks in Canada.  Schedule I banks are domestic banks and are authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation.  Schedule II banks are foreign bank subsidiaries authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canada Deposit and Insurance Corporation. Foreign bank subsidiaries are controlled by eligible foreign institutions.   The Company does not hold any asset backed commercial paper.

The Company sells gold and silver via bullion traders and as such, incurs a credit risk related to a two day collection period between delivery of bullion and receipt of funds.

The credit risk relating to derivative instruments is mitigated by entering into derivatives with counterparties that are rated A or better as determined by the most recent S&P credit ratings.  The gold price protection contracts are shared between two counterparties, the largest one having 79% of the contracts.  The Company’s foreign exchange contracts are held with three counterparties, holding 46%, 33% and 21% of the contracts, respectively.  There are no margin calls with respect to these derivative positions.

e)   Foreign currency risk

The Company has implemented foreign currency programs as a result of the project debt agreement signed in 2006 and has entered into additional discretionary contracts (Notes 9 and 10).  These programs allow the Company to purchase Canadian dollars at predetermined exchange rates varying between 1.10 and 1.12 (Canadian dollars per U.S. dollar).

Aurizon Mines Ltd.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The effect of the material measurement differences between generally accepted principles in Canada and the U.S. on the Company’s balance sheets and statements of operations and deficit are summarized as follows:

a)

Balance Sheets

	2008			2007 (restated)
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP
	($000)		($000)	($000)		($000)
Cash	34,337		34,337	24,837		24,837
Restricted cash	21,225		21,225	31,753		31,753
Accounts receivable and prepaids	4,419		4,419	3,101		3,101
Refundable mining duties and tax credits	5,301		5,301	3,865		3,865
Derivative instrument assets	412		412	2,446		2,446
Inventories (d)	10,145	(501)	9,644	8,448	(106)	8,342
Current assets	75,632		75,338	74,243		74,344

Derivative instrument assets	1,420		1,420	3,417		3,417
Other assets	1,553		1,553	4,393		4,393
Property, plant & equipment	54,761		54,761	38,211		38,211
Mineral properties (d)	124,378	(8,134)	116,244	130,573	(10,102)	120,471
Total assets	257,951		249,316	251,044		240,836
Current liabilities	15,067		15,067	11,575		11,575
Derivative instrument liabilities	13,727		13,727	4,852		4,852
Current portion of long term debt (g)	21,663	(610)	21,053	25,796	(610)	25,186
Current provincial mining taxes payable	1,302		1,302	-		-
	51,759		51,759	42,223		41,613
Derivative instrument liabilities	13,474		13,474	15,795		15,795
Long-term debt (g)	9,430	(457)	8,973	44,924	(1,067)	43,857
Asset retirement obligations	20,905		20,905	2,598		2,598
Future income taxes	17,442	(1,302)	16,140	12,141	(1,642)	10,499
Total liabilities	113,010		110,641	117,681		114,362

Share capital (f)	194,647	3,590	198,237	190,976	3,590	194,566
Contributed surplus	872	288	1,160	837	288	1,125
Stock based compensation	9,013		9,013	6,062		6,062
Deficit	(59,591)	(10,144)	(69,735)	(64,512)	(10,768)	(75,280)
Total shareholders’ equity	144,941		138,675	133,363		126,474
Total liabilities & shareholders’ equity	257,951		249,316	251,044		240,836

Aurizon Mines Ltd.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

b)

Statements of Operations and Deficit

	2008	2007 (restated)
	($000)	($000)
Net earnings for the year - under Canadian GAAP	4,921	9,351
Depletion and depreciation (d)	1,771	272
Government assistance (e)	(198)	(1,669)
Amortization of deferred finance costs (g)	(610)	(574)
Future income tax expense (d)	(339)	(1,051)
Net earnings for the year – under U.S. GAAP	5,545	6,329
Deficit - under U.S. GAAP – Beginning of Year	(75,280)	(81,609)
Deficit – under U.S. GAAP – End of Year	(69,735)	(75,280)
Basic and diluted earnings per common share - under U.S. GAAP	0.04	0.04

c)

Statements of Cash Flow

	2008	2007 (restated)
	($000)	($000)
Cash flow from operating activities – under Canadian GAAP	60,265	44,722
Deferred finance costs (g)	-	(42)
Cash flow from operating activities – under U.S. GAAP	60,265	44,680
Investing activities – under Canadian GAAP	(13,671)	(25,939)
Deferred finance costs (g)	-	42
Cash flow from investing activities – under U.S. GAAP	(13,671)	(25,897)

d)

Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.  For U.S. GAAP purposes, exploration costs are expensed as incurred.  As at December 31, 2008, mineral properties under Canadian GAAP include $8.1 million of capitalized exploration and development costs, net of amortization, that are expensed under U.S GAAP.   These differences result in a $1.8 million reduction of depletion and depreciation expense in 2008 (2007 - $0.3 million) and a $0.3 million increase in future income taxes in 2008 (2007 - $1.1 million) under U.S. GAAP.

Aurizon Mines Ltd.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e)

Government Assistance

Prior to 2000, the Company received government assistance totalling $2.0 million that was only repayable in the event Casa Berardi achieved commercial production.  Under Canadian GAAP, the fair value of the debt was recognized in 2007 through an increase in the value of mineral properties since the original funding and related exploration expenditures were capitalized to mineral properties.  The fair value of the debt was established at $1.6 million and is being accreted over the term of the agreement.  As at December 31, 2008, the fair value of the debt was $1.8 million (2007 - $1.7 million).

Under U.S. GAAP, the original receipt of the government assistance was credited to operations since exploration costs are expensed as incurred and accordingly, the recognition of the fair value of the liability was recorded as a $1.7 million charge to operations in 2007.

f)

Flow-through shares

The Company issued by way of private placements 5.5 million flow-through common shares at $2.75 per share in 2006 and 10.6 million flow-through common shares at $1.80 per share in 2005. The Company received premiums to market on these issuances of $0.8 million, and $4.3 million respectively, which were recorded in share capital under Canadian GAAP.  For SFAS 109, “Accounting for Income Taxes”, the proceeds are allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is recognized for the premium paid by the investors.

For Canadian GAAP purposes, the Company has recorded future income tax recoveries of $3.5 million, $4.5 million and $2.1 million for 2007, 2006 and 2005 respectively and a corresponding reduction of share capital in respect of the flow-through share financings for which the costs were renounced.  Under U.S. GAAP, future income taxes differ because of the different accounting treatment for flow-through shares.

g)

Deferred Finance Costs

Under Canadian GAAP, adoption of CICA Handbook Section 3855 in 2007, resulted in unamortized deferred finance costs totalling $2.3 million to be charged to deficit.  Under U.S. GAAP, deferred finance costs incurred prior to commercial production are capitalized and carried against the value of the loan instrument and accreted over the life of the debt.

h)

FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN 48)

Under US GAAP effective January 1, 2007 the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

Aurizon Mines Ltd.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

i)

SFAS No. 157-2 – Effective Date of FASB Statement No. 157

In February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157”. FSP FAS 157-2 delayed the effective date of FAS No. 157 by one year (until fiscal years beginning after November 15, 2008) for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. The Company is currently evaluating the potential impact of adopting this statement.

j)

SFAS No. 159 – Fair value option for financial assets and liabilities

In February 2007, FASB issued SFAS No. 159, “Fair value option for financial assets and liabilities” which permits entities to choose to measure various financial instruments and certain other items at fair value. The adoption of this Interpretation did not have a significant effect on the company’s results of operations or financial position.

k)

Impact of recently issued accounting standards:

i)

SFAS-160, “Non-controlling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued SFAS 160 a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the AcSB and IASB on this subject. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity.

ii)

SFAS 141R, “Business Combinations”

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R.

The major changes to accounting for business combinations are summarized as follows:

•

all business acquisitions would be measured at fair value

•

the existing definition of a business would be expanded

•

pre-acquisition contingencies would be measured at fair value

•

most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration)

•

obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled)

•

liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, as of the acquisition date

•

non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest

•

in accounting for business combinations achieved in stages, commonly called step acquisitions, the acquirer is to re-measure its pre-existing non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any unrealized gain or loss in income.

The statement is effective for periods beginning on or after December 15, 2008. We do not expect the adoption of this interpretation to have a significant effect on the Company’s results of operations or financial position.